Filed pursuant to Rule 433

Dated November 29, 2006

Relating to

Prospectus Supplement dated November 29, 2006 to

Prospectus dated August 17, 2005

Registration Statement Nos. 333-52658 and 333-110546

$250,000,000   5.125% Notes due 2016

Issuer:	Emerson Electric Co.
Principal Amount:	$250,000,000
Title of Securities:	5.125% Notes due 2016
Trade Date:	November 29, 2006
Original Issue Date (Settlement Date):	December 6, 2006
Maturity Date:	December 1, 2016
Benchmark Treasury:	4.625% Notes due November 15, 2016
Spread to Benchmark Treasury:	+71 basis points
Interest Rate:	5.125% per annum
Public Offering Price:	Variable Price Reoffer
Interest Payment Dates:	Semi-annually in arrears on each June 1 and December 1, commencing June 1, 2007.
Redemption Provision:	Make-whole call at the Treasury Rate plus 15 basis points.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free 1-877-858-5407.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.